Filed by Oi S.A.

Pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

Subject Company: Portugal Telecom SGPS S.A.

Commission File No.: 001-13758

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO THE (1) THE PROPOSED CAPITAL INCREASE AND RELATED PUBLIC OFFERING OF COMMON SHARES AND PREFERRED SHARES BY OI S.A. (“OI”), (2) THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI, AND (3) THE PROPOSED MERGER (INCORPORAÇÃO) OF PORTUGAL TELECOM, SGPS, S.A. (“PORTUGAL TELECOM”) WITH AND INTO TMARPART.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Material Fact, dated February 10, 2014 (English translation).